April 26, 2006
Walnut Creek, CA . . .

Contact: James L. Ryan
Bank of Walnut Creek
(925) 932-5353 Ext. 200

BWC FINANCIAL CORP. ANNOUNCES FIRST QUARTER 2006 EARNINGS

James L. Ryan, Chief Executive Officer and Chairman of the Board of BWC Financial Corp. and its subsidiaries Bank of Walnut Creek and BWC Mortgage Services, announced First Quarter 2006 income of $2,076,000 or $0.50 diluted earnings per share, compared to First Quarter 2005 income of $1,680,000 or $0.39 diluted earnings per share.

Earnings for First Quarter 2006 represent a return on average assets (ROA) of 1.55 % and return on average equity (ROE) of 16.24 %, compared to a 1.40% ROA and 14.33% ROE for the same period last year. Total assets of the Corporation at March 31, 2006 were $564,239,000 compared to total assets of $521,715,000 at the end of the First Quarter 2005.

Additional details may be found in the Summary of Consolidated Financial Results for First Quarter 2006:

Selected Financial Data - Summary:

The following table provides certain selected consolidated financial data as of and for the three month periods ended March 31, 2006 and 2005.

SUMMARY INCOME STATEMENT	Quarter Ended March 31,			
(Unaudited in thousands except share data)		2006		2005
Interest Income (not taxable equivalent)	$	9,995	$	8,020
Interest Expense		2,498		1,512
Net Interest Income		7,497		6,508
Allowance for Credit Losses		-		-
Net Interest Income after allowance for credit losses		7,497		6,508
Non-interest Income		4,135		3,402
Non-interest Expenses		8,242		7,015
Minority Interest		63		104
Income before income taxes		3,327		2,791
Provision for income taxes		1,251		1,111
Net Income	$	2,076	$	1,680
Per share:				
Net Income - basic	$	0.50	$	0.40
Net Income - diluted	$	0.50	$	0.39
Weighted avg. shares used in Basic E.P.S. calculation		4,128,868		4,228,838
Weighted avg. shares used in Diluted E.P.S. calculation		4,182,253		4,284,146
Cash dividends	$	0.10	$	0.08
Book value at period-end	$	12.76	$	11.41
Ending Shares		4,129,029		4,224,705

Financial Ratios:	2006	2005
Return on Average Assets	1.55%	1.40%
Return on Average Equity	16.24%	14.33%
Net Interest Margin (taxable equivalent yield)	5.89%	5.59%
Net loan losses (recoveries) to avg. loans	0.00	(0.00)
Efficiency Ratio (Bank only)	57.70%	59.29%

SUMMARY BALANCE SHEET

In thousands

Assets:		2006		2005
Cash and Equivalents	$	23,238	$	52,268
Investments		102,446		66,250
Loans		424,391		385,377
Allowance for Credit Losses		(7,511)		(7,694)
BWC Mortgage Services				
Loans Held-for-Sale		5,473		10,899
Other Assets		16,202		14,615
Total Assets	$	564,239	$	521,715
Deposits	$	431,292	$	408,926
REPO Sweeps	$	6,309	$	-
FHLB Borrowings		63,710		49,778
BWC Mortgage Services Borrowings		5,303		10,695
Other Liabilities		4,955		4,114
Total Liabilities		511,569		473,513
Equity		52,670		48,202
Total Liabilities and Equity	$	564,239	$	521,715

Founded in 1980, Bank of Walnut Creek's headquarters and main office are at 1400 Civic Drive, Walnut Creek. Additional branch offices are in Orinda, San Ramon, Danville, Pleasanton, and Livermore, with a regional commercial banking office in San Jose. BWC Mortgage Services, with headquarters at 3130 Crow Canyon Place in San Ramon, has mortgage consultants in each of the Bank's branch offices and additional offices in Tahoe City, Reno, Concord, Manteca, Redding and Las Vegas.

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